Exhibit 99.1

Annual Shareholders Meeting Notice

Notice of the 11th Annual General Meeting of Shareholders

June 13, 2024 To All Shareholders,
1-2-1 Otemachi, Chiyoda-ku, Tokyo Otemachi One Tower 6th Floor
Warrantee Inc.
Representative Director: Yusuke Shono

Notification of the 11th Annual General Meeting of Shareholders

Dear Shareholders,

We would like to express our sincere gratitude for your continued support and patronage.

We are pleased to inform you that the 11th Annual General Meeting of Shareholders will be held as outlined below. For the resolutions of the matters to be discussed at this General Meeting of Shareholders, it is necessary to have the attendance of shareholders who meet the quorum requirements based on laws and the Articles of Incorporation. If you are unable to attend on the day, please indicate your approval or disapproval on the enclosed voting rights exercise form and return it so that it arrives by 6:00 PM on Thursday, June 27, 2024.

Best regards,

Details

  Date and Time: Friday, June 28, 2024, at 11:00 AM
  Venue: Company's Head Office Conference Room
  　For those who wish to attend, prior ticket issuance procedures are required. Please contact us at least one week in advance.
  Agenda of the General Meeting of Shareholders:

Reports:

    Report on the business report for the 11th term (from April 1, 2023, to March 31, 2024)

Resolutions:

    Proposal 1: Approval of the financial statements for the 11th term (from April 1, 2023, to March 31, 2024)
    Proposal 2: Disposition of surplus
    Proposal 3: Partial amendment of the Articles of Incorporation (abolition of the provisions for the establishment of the Audit & Supervisory Board)
    Proposal 4: Election of one Director
    Proposal 5: Election of one Audit & Supervisory Board Member

The outlines of each proposal are as described in the attached "Reference Documents for the Exercise of Voting Rights by Proxy."

Others

•	Voting rights can only be exercised by proxy if delegated to a shareholder who holds voting rights. Additionally, only one proxy is allowed.
•	In cases of prior exercise of voting rights by mail using the voting rights exercise form, if there is no indication of approval or disapproval for each proposal, it will be treated as having an intention to approve.
    .

(Attached Documents)

Business Report (from April 1, 2023, to March 31, 2024)

  Matters concerning the current status of the company:
    Business Progress and Results: Our company was listed on the NASDAQ market in the United States on July 27, 2023. Additionally, we made additional investments in our Singapore subsidiary to further expand our overseas business. During this fiscal year, due to increased expenses related to listing and fees paid to lawyers and audit firms, sales amounted to 247,827,280 yen, while ordinary profit was △365,543,394 yen, and net profit for the current term was △364,510,893 yen.
    Status of Capital Investment: There are no applicable matters.
    Status of Fund Procurement: On July 27, 2023, we raised 978,129,292 yen through the issuance of new shares accompanying the listing on the NASDAQ market in the United States.
    Changes in Assets and Profit and Loss:
	8th term (in Yen)	9th term (in Yen)	10th term (in Yen)	11th term (in Yen)
Sales	210,357,298	224,727,286	243,218,196	247,827,280
Ordinary Profit	40,819,763	△49,739,381	94,755,035	△365,655,026
Net Profit for the Current Term	44,194,763	△50,124,381	94,370,035	△364,622,525
Net Profit per Share (yen)	2.21	△2.23	4.21	△16.27
Total Assets:	44,997,690	86,033,001	117,275,087	904,249,878
Net Assets	△83,001,647	△133,126,028	△38,755,993	573,043,373
      Sales:
        8th term: 210,357,298 yen
        9th term: 224,727,286 yen
        10th term: 243,218,196 yen
        11th term: 247,827,280 yen
      Ordinary Profit:
        8th term: 40,819,763 yen
        9th term: △49,739,381 yen
        10th term: 94,755,035 yen
        11th term: △365,655,026 yen
      Net Profit for the Current Term:
        8th term: 44,194,763 yen
        9th term: △50,124,381 yen

        10th term: 94,370,035 yen
        11th term: △364,622,525 yen
      Net Profit per Share (yen):
        8th term: 2.21 yen
        9th term: △2.23
        10th term: 4.21
        11th term: △16.27
      Total Assets:
        8th term: 44,997,690 yen
        9th term: 86,033,001 yen
        10th term: 117,275,087 yen
        11th term: 904,249,878 yen
      Net Assets:
        8th term: △83,001,647 yen
        9th term: △133,126,028 yen
        10th term: △38,755,993 yen
        11th term: 573,043,373 yen

Note: The number of issued shares increased by 2,400,000 common shares due to the issuance of new shares accompanying the new listing as of July 27, 2023. Net profit per share for the 9th term is calculated on the assumption that the new shares were issued at the beginning of the term.

    Challenges to be Addressed: It is urgent to acquire talented personnel to strengthen sales capabilities, development capabilities, and management systems, which mainly support profitability, while also responding to cost control and review. We aim to strengthen our financial structure and enhance our management system to prepare for future business expansion.
    Status of Major Parent and Subsidiaries:
      Parent Company: None.
      Major Subsidiaries: None.
      Major Corporate Combinations: None.
    Main Business Activities (as of March 31, 2024):
      Main Business:

      Planning and operation of the electronic warranty service "Warrantee"
      Planning and operation of the free insurance business
    Major Offices and Factories (as of March 31, 2024):
      Headquarters: 1-2-1 Otemachi, Chiyoda-ku, Tokyo Otemachi One Tower 6th Floor
    Employee Status (as of March 31, 2024):
      Number of Employees: 1 (no change from the previous term)
    Main Borrowing Sources and Amounts (as of March 31, 2024):
      Japan Finance Corporation: 10 million yen
      SBI Estate Finance: 41 million yen
      Resona Bank: 21 million yen
      Orico: 23 million yen
    Other Important Matters Concerning the Company's Current Status: There are no applicable matters.
  Matters concerning the Company's Shares:
    Matters concerning shares (as of March 31, 2024): ① Total number of shares authorized to be issued: 80,000,000 shares ② Total number of shares issued: 22,404,000 shares ③ Number of shareholders: 20 ④ Major Shareholders:
Shareholder Name	Number of Shares Held	Shareholding Ratio
Yusuke Shono	16,835,916	75.15%
THE BANK OF NEW YORK MELLON AS DEPOSITARY BANK FOR DR HOLDERS (Mitsubishi UFJ Bank)	3,880,000	17.32%
Providentia Wealth Management Ltd	500,000	2.23%
Ryo Inukai	310,000	1.38%
Takaki Akita	90,000	0.40%
Tomio Tateishi	90,000	0.40%
Ichiro Tatsu	90,000	0.40%
Kazutaka Takemura	90,000	0.40%
Kohei Hamada	75,000	0.33%

Seven Stars Capital No. 1 Investment Business Limited Partnership (Representative Director Hiroshi Nishimoto)	65,934	0.29%
Hiroki Kobayashi	60,000	0.27%
    Status of shares granted to officers as compensation for the execution of their duties during the current term: There are no applicable matters.
    Matters concerning stock acquisition rights (as of March 31, 2024): ① Summary of stock acquisition rights granted to the company's officers as compensation for the execution of their duties as of the end of the current fiscal year: None. ② Status of stock acquisition rights granted to the company's employees during the current fiscal year as compensation for the execution of their duties: None.
  Matters concerning Company Officers:
    Matters concerning Company Officers (as of March 31, 2024):
Position	Name	Responsibilities and Significant Concurrent Positions
Representative Director	Yusuke Shono	CEO
Director	Hidetaka Nakamura
Director	Keitaro Hamakado
Audit & Supervisory Board Member	Rimi Takahashi
Audit & Supervisory Board Member	Taeko Horiguchi	Representative, Horiguchi Taeko Tax Accountant Office
Audit & Supervisory Board Member	Ryo Matsutani

    Note: Directors Hidetaka Nakamura and Keitaro Hamakado are outside directors as defined in Article 2, Item 15 of the Companies Act. Audit & Supervisory Board Members Rimi Takahashi, Taeko Horiguchi, and Ryo Matsutani are outside auditors as defined in Article 2, Item 16 of the Companies Act. Audit & Supervisory Board Member Taeko Horiguchi has qualifications as a tax accountant and has considerable knowledge of finance and accounting.
    Summary of Liability Limitation Agreements: The company has entered into liability limitation agreements with outside directors and outside auditors, limiting their liability for damages under Article 423, Paragraph 1 of the Companies Act to the amount stipulated by law, pursuant to Article 427, Paragraph 1 of the Companies Act and Articles 25 and 34 of the Articles of Incorporation.
    Changes in Directors during the Current Fiscal Year:
      Appointment: Yumi Matsudaira was elected at the Annual General Meeting of Shareholders held on June 30th, 2023.

Keitaro Hamakado was at Extraordinary General Meeting of Shareholders held on March 25th, 2024

      Resignation: Yumi Matsudaira resigned at the Extraordinary General Meeting of Shareholders held on March 25th, 2024.
    Total Compensation for Officers during the Current Fiscal Year:
Category	Number of Persons	Total Compensation (in yen)
Directors	4	5,630,000
Auditors	3	1,170,000
Total	7	6,800,000
    Note: The number of persons receiving compensation includes 2 directors (outside directors) who did not receive any compensation.
    Matters concerning Internal Control: Basic Policy on Building Internal Control Systems:
      Ensuring the execution of duties by directors complies with laws and the Articles of Incorporation:

        Directors execute their duties based on the management structure and behavioral guidelines established by the Board of Directors.
        Auditors exercise their statutory authority by attending important meetings such as Board of Directors meetings, and monitor and verify whether the internal control system is appropriately built and operated by the directors.
      System for the preservation and management of information related to the execution of duties by directors:
        Directors appropriately preserve and manage information related to the execution of their duties in accordance with internal regulations.
      Regulations and other systems related to managing the risk of loss:
        The Board of Directors manages risks and oversees the company's risk management system.
      Ensuring the efficient execution of duties by directors:
        The Board of Directors establishes internal regulations to ensure that the directors execute their duties efficiently.
      Ensuring the execution of duties by employees complies with laws and the Articles of Incorporation:
        Employees execute their duties based on the management structure and behavioral guidelines established by the Board of Directors.
      System for when auditors request the placement of employees to assist them:
        If auditors request the placement of employees to assist them, such employees will be appointed.
      Independence of employees assisting auditors from directors:
        The appointment and evaluation of employees assisting auditors require the consent of the auditors.
      System for directors and employees to report to auditors and other systems for reporting to auditors:

        Directors and employees promptly report to auditors when requested to report on business matters.
        Directors and employees promptly report to auditors when receiving a report.
      System to ensure effective audits by auditors:
        The Representative Director strives to deepen mutual understanding and trust with auditors and takes necessary measures to improve the environment for audits by auditors.
      Basic policy on the exclusion of anti-social forces:
        For business partners, we confirm through investigations by credit research institutions and other means and establish an internal system for checks.
        If any suspicion is detected, we immediately report to directors and auditors, and the company addresses the issue as a whole, consulting with legal counsel or the police if necessary.

Note: Amounts and numbers of shares in this business report are rounded down to the nearest unit.

Balance Sheet (As of March 31, 2024)

Assets		Liabilities
Accounting item	Amount (in yen)	Accounting item	Amount (in yen)
Current Assets	711,224,379	Current Liabilities	235,729,479
Cash and Deposits	2,399,668	Accounts Payable	1,485,286
Accounts Receivable	220,000,000	Short-Term Loans Payable	26,113,250
Inventory	1,708,037	Accounts Payable	146,745,648
Advances	2,366,361	Accrued Expenses	6,152,621
Short-Term Loans	60,000,000	Deposits	363,874
Accrued Income	411,587	Temporary Receipts	45,343,500

Assets		Liabilities
Accounting item	Amount (in yen)	Accounting item	Amount (in yen)
Prepaid Expenses	424,338,726	Accrued Consumption Taxes	8,850,400
		Accrued Corporation Taxes	674,900
Fixed Assets	193,025,499	Long-Term Liabilities	95,365,394
Tangible Fixed Assets	13,661,530	Long-Term Loans Payable	95,477,026
Tools and Equipment	34,599	Total Liabilities	331,206,505
Vehicles	13,626,931	Net Assets
Intangible Fixed Assets	26,620,720	Shareholders' Equity
Software	26,620,720	Capital Stock	10,000,000
Investment and Other Assets	152,743,249	Capital Surplus	979,129,292
Investment Securities	148,390,249	Other Capital Surplus	979,129,292
Security Deposits	3,611,160	Retained Earnings	△416,085,919
Deposits	18,840	Other Retained Earnings	△416,085,919
		Cumulative Retained Earnings	△416,085,919
		(of which, current net loss)	△364,622,525
		Total Net Assets	573,043,373
Total Assets	904,249,878	Total Liabilities and Net Assets	904,249,878

Profit and Loss Statement

(From April 1, 2023, to March 31, 2024)

Accounting item	Amount (in yen)
Net Sales	247,827,280
Gross Profit	247,827,280
Selling, General and Administrative Expenses	606,786,717
Operating Loss	△358,959,437
Non-Operating Income
Interest Received	12,162
Miscellaneous Income	12,311
Non-Operating Expenses
Interest Paid	3,066,705
Miscellaneous Losses	21,625
Foreign Exchange Loss	3,619,570
Total Non-Operating Expenses	6,707,900
Ordinary Profit	△365,655,026
Extraordinary Income
Stock Acquisition Rights Cancellation	1,707,401
Total Extraordinary Income	1,707,401
Net Profit Before Tax	△363,947,625
Income Taxes	674,900
Net Profit for the Current Term	△364,622,525

Statement of Changes in Shareholders' Equity

(From April 1, 2023, to March 31, 2024)

	Shareholders' Equity
	Capital Stock	Capital Surplus
		Capital Reserve	Other Capital Surplus	Total Capital Surplus
Beginning of the Term Balance	11,000,000	0	0	0
Changes During the Term:
Net Profit for the Term
Issuance of New Shares	489,064,646	489,064,646		489,064,646
Dividend of Surplus
Appropriation to Reserve Fund
Capital Reduction	△490,064,646	△489,064,646	979,129,292	490,064,646
Stock Acquisition Rights Cancellation
Total Changes During the Term	△1,000,000	0	979,129,292	979,129,292
End of the Term Balance	10,000,000	0	979,129,292	979,129,292

	Shareholders' Equity
	Retained Earnings			Treasury Stock	Shareholders' Equity Total
	Legal reserve	Other Retained Earnings	Total Retained Earnings
Beginning of the Term Balance	0	△51,463,394	△51,463,394	0	△40,463,394
Changes During the Term:

Net Profit for the Term		△364,622,525	△364,622,525		△364,622,525
Issuance of New Shares					978,129,292
Dividend of Surplus					0
Appropriation to Reserve Fund					0
Capital Reduction					0
Stock Acquisition Rights Cancellation
Total Changes During the Term	0	△364,622,525	△364,622,525	0	613,618,399
End of the Term Balance	0	△416,085,919	△416,085,919	0	573,043,373

	Valuation and Translation Adjustments	Stock Acquisition Rights	Total Net Assets
	0	1,707,401	△38,755,993

Beginning of the Term Balance			△364,622,525
Changes During the Term:			978,129,292
Net Profit for the Term
Issuance of New Shares
Dividend of Surplus
Appropriation to Reserve Fund			△1,707,401

Capital Reduction	0	△1,707,401	△1,707,401
Stock Acquisition Rights Cancellation	0	0	573,043,373
Total Changes During the Term
End of the Term Balance

Individual Notes

Important Accounting Policies

1.	Evaluation Standards and Methods for Inventories: Inventories are valued using the final purchase price method.

2. Depreciation Methods for Fixed Assets

  Tangible Fixed Assets: Declining balance method
  Intangible Fixed Assets: Straight-line method

3. Other Important Matters for the Preparation of Financial Statements

  Consumption tax processing method: Tax-exclusive method

Notes on the Balance Sheet

Notes on the Statement of Changes in Shareholders' Equity

  Number of shares issued at the end of the fiscal year: Common shares 22,404,000 shares

Notes on Per Share Information

  Net assets per share: 25 yen 57 sen
  Net profit per share for the current term: △16 yen 27 sen

Copy of the Audit & Supervisory Board Report

Audit Report

Based on the audit reports prepared by each auditor regarding the execution of duties by the directors for the 11th fiscal year from April 1, 2023, to March 31, 2024, the Audit & Supervisory Board has deliberated and prepared this audit report, reporting as follows.

1. Method and Content of Audits by Audit & Supervisory Board Members and the Audit & Supervisory Board

  (1) The Audit & Supervisory Board established audit policies, the division of duties, etc., received reports on the status and results of audits from each auditor, received reports on the execution of duties from directors, and requested explanations as necessary.
  (2) Each auditor conducted audits in accordance with the audit standards established by the Audit & Supervisory Board, communicated with directors and employees, collected information, and strived to improve the audit environment, conducting audits by the following methods:
    Attending important meetings such as Board of Directors meetings, receiving reports on the execution of duties from directors and employees, requesting explanations as necessary, viewing important decision documents, and investigating the status of operations and assets at the head office.
    Regarding the system for ensuring the appropriateness of operations of the company and its subsidiaries as required by Article 100, Paragraphs 1 and 3 of the Enforcement Regulations of the Companies Act, the content of the resolutions of the Board of Directors regarding the system, and the status of construction and operation of the system (internal control system), received regular reports from directors and employees on the construction and operation of the system, requested explanations as necessary, and expressed opinions.

Based on the above methods, the business report and its supplementary schedules, the financial statements (balance sheet, profit and loss statement, statement of changes in shareholders' equity, and individual notes) and their supplementary schedules for the fiscal year under review were examined.

2. Results of the Audit

(1) Results of the audit of the business report, etc.:

    The business report and its supplementary schedules are found to correctly represent the company's status in accordance with laws and regulations and the Articles of Incorporation.
    No significant instances of fraud or violations of laws or the Articles of Incorporation by the directors in the execution of their duties were found.
    The content of the Board of Directors' resolutions regarding the internal control system is deemed appropriate. Furthermore, no issues were found in the content of the business report regarding the internal control system and the execution of duties by the directors.

(2) Results of the audit of the financial statements and their supplementary schedules:

    The financial statements and their supplementary schedules are found to fairly represent the company's financial position and operating results in all material respects.

3. Emphasis of Matters

(1) Important Contingencies:

    Recognized the fact that on January 30, 2024, the original of the provisional seizure order was delivered to the representative director Yusuke Shono from Providentia Wealth Management Ltd. in the provisional seizure case (2024 (Yo) No. 3651) concerning 16,835,916 shares of the company's common stock held by Yusuke Shono.

May 2, 2024

Warrantee Inc.

Audit & Supervisory Board Member: Rimi Takahashi ㊞

Outside Audit & Supervisory Board Member: Taeko Horiguchi ㊞

Outside Audit & Supervisory Board Member: Ryo Matsutani ㊞

Reference Documents for the General Meeting of Shareholders

Proposals and Reference Matters

  Proposal 1: Approval of the financial statements for the 11th term (from April 1, 2023, to March 31, 2024)
    This proposal seeks the approval of the financial statements for the 11th term based on Article 438, Paragraph 2 of the Companies Act. The content of this proposal is as described in the attached documents (pages 9 to 14).

    As the Board of Directors, we have determined that the financial statements for the 11th fiscal year accurately reflect the company's assets and profit and loss status in accordance with laws and regulations and the company's Articles of Incorporation.

  Proposal 2: Disposition of Surplus
    If Proposal 1, "Approval of the financial statements for the 11th term (from April 1, 2023, to March 31, 2024)," is approved at this General Meeting, the company's other capital surplus will be 979,129,292 yen, but the retained earnings brought forward will be a loss of △416,085,919 yen (carried forward loss). To correct this capital structure imbalance and ensure a sound financial position, we seek your approval to transfer the other capital surplus to the retained earnings brought forward to offset the carried forward loss, based on Article 452 of the Companies Act.

    Matters Concerning the Disposition of Surplus
      Item and Amount of Decreased Surplus
      Other Capital Surplus: ¥416,085,919
      Item and Amount of Increased Surplus
      Retained Earnings: ¥416,085,919

  Proposal 3: Partial Amendment of the Articles of Incorporation
    Reason for the Proposal
    In order to enhance management transparency and efficiency through swift decision-making and business execution via delegation of authority, while maintaining the supervisory function and governance of the Board of Directors, we propose the deletion of provisions related to the Audit Committee to transition towards the abolishment of the Audit Committee.
    Details of the Changes
    The changes are as follows:.
Current	Proposed Amendment

Chapter 1: General Provisions

(Organs)
Article 4:
In addition to the General Meeting of Shareholders and Directors, the Company shall have the following organs:

  Board of Directors
  Auditors
  Audit Committee

Articles 5 to 25 (omitted)

Chapter 5:
Auditors and Audit Committee

Articles 26 to 28 (omitted)

(Standing Auditor)
Article 29: The Audit Committee shall select a standing auditor by its resolution.

(Notice of Audit Committee Meetings)
Article 30: Notices for convening an Audit Committee meeting shall be issued to each auditor at least three days before the meeting date. However, in case of urgent necessity, this period may be shortened.
2. If all auditors agree, the Audit Committee may be held without going through the convocation procedures.

(Resolutions of the Audit Committee)
Article 31: Resolutions of the Audit Committee shall be made by a majority of the auditors, except as otherwise provided by law.

(Audit Committee Rules)
Article 32: Matters concerning the Audit Committee shall be governed by the Audit Committee Rules as determined by the Audit Committee, in addition to the law or these Articles of Incorporation.

Articles 33 to 38 (omitted)

Chapter 1: General Provisions

(Organs)
Article 4:
In addition to the General Meeting of Shareholders and Directors, the Company shall have the following organs:

  Board of Directors
  Auditors
  (Deleted)

Articles 5 to 25 (remain unchanged)

Chapter 5:
Auditors

Articles 26 to 28 (remain unchanged)

(Deleted)

(Deleted)

(Deleted)

(Deleted)

 Articles 29 to 34 (remain unchanged)

  Proposal 4: Election of One Director
o	Upon the conclusion of the General Meeting, Director Mr. Keitaro Hamakado will resign from his position. Therefore, we request the appointment of a substitute director. The candidate for this directorship is to be appointed as a substitute for Director Mr. Keitaro Hamakado, and according to our Articles of Incorporation, the term of this new director will last until the expiration of the term of the current directors.

The candidate for director is as follows:

	Name Date of Birth	Biography, Position, Responsibilities, and Significant Concurrent Positions	Number of Company Shares Owned
※	Loh Weng Seng Vincent Feb, 6th, 1966	Jan 2018～ Chief Executive Officer of CPG International and Global Business Development Head for CCTC Group of companies and spearheads CPG Corporation International activities across the globe	-

Notes:

1.	There are no special interests between the candidate and the Company.
2.	※ indicates a new candidate for director.
3.	Our Articles of Incorporation provide that, in accordance with Article 423, Paragraph 1 of the Companies Act, the Company may enter into a liability limitation agreement with directors, limiting their liability for damages to the minimum amount prescribed by law, provided that they act in good faith and without gross negligence in the performance of their duties. If the election of this candidate is approved at this General Meeting, the Company intends to enter into such a liability limitation agreement with the candidate.
4.	The Company has entered into a directors' and officers' liability insurance policy with an insurance company, which covers damages that may arise from the performance of their duties or claims made in pursuit of such liability. All director candidates will be included as insured persons under this insurance policy. The policy is scheduled to be renewed with the same terms at the next renewal.

  Proposal 5: Election of One Audit & Supervisory Board Member
    Upon the conclusion of the General Meeting, Auditors Ms. Rimi Takahashi, Ms. Taeko Horiguchi, and Mr. Ryo Matsutani will resign from their positions. Therefore, we request the appointment of one new auditor.

	Name Date of Birth	Biography, Position, Responsibilities, and Significant Concurrent Positions	Number of Company Shares Owned
※	William Ahsan Sep, 17th, 1966	2008～ The founder of two companies Angelica japan bangladesh corporation 2016～ The founder of Japan Bangladesh clean energy corporation.	-

Notes:

1.	There are no special interests between the candidate and the Company.
2.	※ indicates a new candidate for auditor.
3.	Our Articles of Incorporation provide that, in accordance with Article 423, Paragraph 1 of the Companies Act, the Company may enter into a liability limitation agreement with auditors, limiting their liability for damages to the minimum amount prescribed by law, provided that they act in good faith and without gross negligence in the performance of their duties. If the election of this candidate is approved at this General Meeting, the Company intends to enter into such a liability limitation agreement with the candidate.
4.	The Company has entered into a directors' and officers' liability insurance policy with an insurance company, which covers damages that may arise from the performance of their duties or claims made in pursuit of such liability. All auditor candidates will be included as insured persons under this insurance policy. The policy is scheduled to be renewed with the same terms at the next renewal.